UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:  VanEck Coastland Online Consumer Finance Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

666 Third Avenue, 9th Floor

New York, New York 10017

Telephone Number: (212) 293-2000

Name and Address of Agent for Service of Process:

Jonathan R. Simon, Esq.

Van Eck Associates Corporation

666 Third Avenue, 9th Floor

New York, New York 10017

With Copies to:

Stuart M. Strauss, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095Avenue of the Americas

New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]     NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 30th day of December, 2016.

VanEck Coastland Online Consumer Finance Fund

/s/ Jonathan R. Simon

Name:  Jonathan R. Simon

Title:    Trustee

Attest:

/s/ Matthew A. Babinsky

Name:  Matthew A. Babinsky

Title:    Assistant Vice President, Assistant General Counsel

and Assistant Secretary, Van Eck Associates Corporation